UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42536

Wetour Robotics Limited

(Translation of registrant’s name into English)

25/F, UK Center, EFC, Yuhang District

Hangzhou, China 311121

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Entry into a Material Definitive Agreement

On August 11, 2026, Wetour Robotics Limited (the “Company”) entered into certain securities purchase agreements (the “Agreements”) with seven purchasers (the “Purchasers”) for a private investment in public equity transaction in reliance on Regulation S under the Securities Act of 1933, as amended (the “Act”). Pursuant to the Agreement, the Company agreed to issue and sell to the Purchasers an aggregate of 2,000,000 ordinary shares, par value $0.01 per share (the “Shares”), at a purchase price of $0.90 per Share, for gross proceeds to the Company of $1.8 million. Of the 2,000,000 Shares, 500,000 Shares were purchased for an aggregate purchase price of US$450,000 by Zheng Jiahua, the Chairman of the Board of directors of the Company.

The Shares have not been registered under the Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The closing of the transaction is expected to occur on or about August 27, 2026, subject to the satisfaction or waiver of customary closing conditions, including receipt of any required approvals and notifications under applicable laws and regulations.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is attached to this report on Form 6-K as Exhibit 10.1.

The information in this report, including Exhibit 10.1, is furnished to the U.S. Securities and Exchange Commission and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

EXHIBITS

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wetour Robotics Limited

By:	/s/ Nan Zheng
Name:	Nan Zheng
Title:	Chief Executive Officer

Date: August 12, 2026

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